

SUPPL

Cue Energy Resources Limited

A.B.N. 45 066 383 971


05008352

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

10 May 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per

Andrew M Knox
Public Officer

PROCESSED
MAY 25 2005
THOMSON FINANCIAL

Enc.


SEC MAIL PROCESSING
RECEIVED
MAY 18 2005
WASH, D.C.
202
SECTION



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Cue to Make Renounceable Pro-rata Entitlement Offer

The directors of Cue Energy Resources Limited have resolved to make a renounceable pro-rata entitlement offer to eligible shareholders of one new share for every five existing shares at an offer price of A20 cents for each new share.

The offer has been unconditionally underwritten by Todd Petroleum Mining Company Ltd as to 80%, a company associated with Cue directors R Tweedie and K Hoolihan; and Great Missenden Holdings Pty Ltd as to 20%, a company associated with Cue director EG Albers.

The pro-rata rights offer of 87,088,751 million shares will raise A$17.3 million (less fees). A prospectus for the offer will be sent to shareholders in due course.

Use of funds

The funds raised will be used to fund Cue's reinstatement of its 15% interest in the promising Jeruk oil discovery in the Sampang Production Sharing Contract area, offshore East Java, Indonesia and to fund Cue's share of the estimated cost of the Jeruk -2 re-entry, sidetrack, coring and testing programme.

Any written queries regarding the announcement should be directed to the company on (03) 9629 7318 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

10 May 2005


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2005
WASH, D.C. 202 SECTION